UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras decides to mothball fertilizer factories

Rio de Janeiro, February 1, 2019 - Petróleo Brasileiro S.A - Petrobras, following up on the notice to the market released on 10/30/2018, informs that it has initiated the mothballing process of the fertilizer plant located in Sergipe (Fafen-SE) and that it continues with the lease bidding process for this unit and for the unit located in Bahia (Fafen-BA), awaiting proposals from potential interested parties.

In 2017, Petrobras aligned with its portfolio management strategy, decided to exit the fertilizer business due to the persistence of significant losses and consequent destruction of value, resulting from the operation of these assets. In this context, a project was canceled , a construction paralyzed and its sale is being negotiated, the process of divesting Araucária Nitrogenados S.A (ANSA) was started and it opted for the mothballing of the Fafen-BA and Fafen-SE plants, for which there was no manifestation of interest by potential buyers, as announced on 03/20/2018. The initiatives are in line with the 2019-2023 Business and Management Plan and have the objective of maximizing value for shareholders, which includes the Brazilian society as Petrobras controlling.

The company offered Fafen-SE employees opportunities for internal reallocation that combine their profiles and perspectives with the company´s needs. A minimum staff will remain in operational routine with the objective of guaranteeing the integrity and security of the facilities.

Since March 2018, Petrobras has been discussing the mothballing process with authorities and representative bodies, so that potential negative effects on the Bahia and Sergipe economies are minimized.

Currently, more than 80% of the urea market, the main product of the nitrogenous segment, is already served by imports. With respect to the ammonia market, where Petrobras accounts for about 30% of the supply, the company is investing in logistics infrastructure in the port of Aratu (BA) to enable the customer services located in Polo de Camaçari and will continue to meet demand by selling its remaining inventories in the short term.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Finally, Petrobras will negotiate an option for the CO2 customer, manufacturer of hemodialysis grade sodium bicarbonate to ensure raw material supply during a transition period, which may involve expenses for the company up to the limit of R$ 9 million.

To mitigate the social impact in the region of Laranjeiras (SE), Petrobras is developing a social project plan in association with educational institutions, with expected investments in the amount of R$ 26 million for the period from 2019 to 2022. These expenditures are equivalent to more than twice the (ISS and ICMS) annual tax collection estimate originated by Fafen-SE operations in the municipality of Laranjeiras.

Concerning the fertilizer factory in Bahia (Fafen-BA), the intentions of mothballing and bidding process for leasing remain. Nevertheless, the company was notified yesterday of a preliminary injunction, derived from action proposed by SINPEQ, suspending the mothballing and will take the appropriate judicial measures to reverse this decision.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer